File No. 070-10318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

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FORM U-1/A

AMENDMENT NO. 1

to

APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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CLECO CORPORATION
2030 Donahue Ferry Road
Pineville, Louisiana 71360
(318) 484-7400

CLECO MIDSTREAM RESOURCES LLC
2030 Donahue Ferry Road
Pineville, Louisiana  71360
(318) 484-7400

(Names of companies filing this statement and address of principal executive offices)

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R. O'Neal Chadwick Jr., Esq.
Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana  71360

(Name and address of agent for service)

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The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to:

R. O'Neal Chadwick Jr., Esq. Cleco Corporation 2030 Donahue Ferry Road Pineville, Louisiana 71360	Robert F. Shapiro, Esq. Adam Wenner, Esq. Chadbourne & Parke LLP 1200 New Hampshire Avenue, NW Washington, D.C. 20036
Timothy S. Taylor Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, TX 77002-4995

TABLE OF CONTENTS

Page

ITEM 1	DESCRIPTION OF PROPOSED TRANSACTION	1
	1.1 Introduction	1
	1.2 Description of Cleco Corp. and its Subsidiaries	2
ITEM 2	FEES, COMMISSIONS AND EXPENSES	6
ITEM 3	APPLICABLE STATUTORY PROVISIONS	6
	3.1 General Overview of Applicable Statutory Provisions	6
	3.2 Compliance with Standards of Section 10	7
ITEM 4	REGULATORY APPROVALS	12
ITEM 5	PROCEDURE	12
ITEM 6	EXHIBITS AND FINANCIAL STATEMENTS	12
	6.1 Exhibits	12
	6.2 Financial Statements	12
ITEM 7	INFORMATION AS TO ENVIRONMENTAL EFFECTS	13

ITEM 1.                   DESCRIPTION OF PROPOSED TRANSACTION

1.1              Introduction

Cleco Corporation ("Cleco Corp." or "Applicant"), a Louisiana corporation, is an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rule 2 thereunder.1  Cleco Corp. owns all of the issued and outstanding membership interests of Cleco Power LLC ("Cleco Power"), a public-utility company that provides electric utility service in central and southeastern Louisiana.

Cleco Midstream Resources LLC ("Cleco Midstream"), a wholly-owned subsidiary of Cleco Corp., is organized under the laws of the State of Louisiana.  Through its other subsidiaries, Cleco Midstream is engaged in developing, owning and operating generating projects through "exempt wholesale generators" ("EWG") under Section 32 of the Act, natural gas pipeline operations, and generation facilities operations and maintenance.

Perryville Energy Holdings LLC ("Perryville Holdings") is a wholly-owned subsidiary of Cleco Midstream.  Perryville Holdings is a Louisiana limited liability company, and serves as the direct holding company of Perryville Energy Partners, LLC ("Perryville Partners").  Perryville Partners is an EWG.  Perryville Partners has entered into an agreement with Entergy Louisiana, Inc. ("Entergy LA"), an electric utility subsidiary of Entergy Corporation ("Entergy"), to sell the 718-megawatt Perryville generating facility ("Facility") to Entergy LA.  Perryville Partners will continue to own the interconnection facilities used to connect the Facility to the Entergy LA transmission system.  Following the sale of the Facility, Perryville Partners will cease to qualify as an EWG and will become a "public-utility company" within the meaning of section 2(a)(5) of the Act.  The Commission has authorized Cleco Corp's acquisition of Perryville Partners (as a public-utility company) under section 9(a)(2) and 10 of the Act.2

Applicant is filing this Application/Declaration pursuant to Sections 9(a)(2) and 10 of the Act to request approval for the acquisition of all of the issued and outstanding membership interests of Attala Transmission, LLC ("Attala").  Attala is a Louisiana limited liability company that will acquire transmission facilities from Central Mississippi Generating Company, LLC ("Central Mississippi") and thus become a public-utility company.  Central Mississippi is currently the owner of a generating plant ("Attala Generating Plant") located in Attala County, Mississippi, as well as interconnection facilities used to transmit electric energy from the Attala Generating Plant to the transmission system of Entergy Mississippi, Inc.

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1               See Statement on Form U-3A-2, in File No. 69-479, dated February 25, 2005.

2             Cleco Corp., Release No. 35-27967 (May 13, 2005) ("Cleco Corp.").  As discussed in Cleco Corp., following Perryville Partners' becoming a public-utility company, Cleco Corp. will continue to claim an exemption under section 3(a)(1) of the Act.  Id. at n.9, and Cleco Midstream, as indirect owner of Perryville Partners will also claim an exemption under section 3(a)(1).

("Entergy Mississippi").  Central Mississippi has proposed to sell the Attala Generating Plant to Entergy Mississippi and to sell the interconnection facilities to Attala, which will be formed as a wholly-owned indirect subsidiary of Cleco Corp. and as a direct subsidiary of Cleco Midstream (Cleco Corp.'s proposed acquisition of the voting securities of Attala is referred to as "the Transaction").

Following the closing of the Transaction, Attala will own, operate and maintain the interconnection facilities, and it will use them to provide interconnection service from the Attala Generating Plant to the Entergy Mississippi transmission system, pursuant to an interconnection services contract with Entergy Mississippi, which is a Federal Energy Regulatory Commission ("FERC") filed rate schedule.3  Attala will not be engaged in any business activity other than owning and operating the interconnection facilities, and all of its revenues will be obtained from the provision of interconnection services pursuant to its contract with Entergy Mississippi.

As described above, at present Cleco Corp. is an exempt holding company under Section 3(a)(1) of the Act.  Following the Transaction, Cleco Corp. will be the indirect parent of an additional public-utility company, Attala.  Because of the limited nature of the interconnection services that Attala will provide and of the associated revenue and income, the acquisition of Attala will not affect Cleco Corp.'s status as an exempt holding company.4

Central Mississippi's sale of the interconnection facilities to Attala is subject to approval of the FERC under Section 203 of the Federal Power Act ("FPA").  In addition, the rate that Attala charges for interconnection service over the interconnection facilities is transmission in interstate commerce, which is regulated by the FERC under Section 205 of the FPA.  The sale of the Attala Generating Plant to Entergy is subject to approval of the Mississippi Public Service Commission ("Mississippi PSC"), however, no state commission approval is required for the sale of the interconnection facilities to Attala.

1.2              Description of Cleco Corp. and its Subsidiaries

Cleco Corp. is incorporated under the laws of the State of Louisiana.  Cleco Corp's business is the holding of all of the outstanding capital stock or owner equity interests of its subsidiaries.  Cleco Corp. does not own any property used for the generation, transmission, or distribution of electric energy for sale, or for the production, transmission or distribution of natural gas or manufactured gas.

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3              Attala Transmission, LLC, filed June 29, 2005, FERC Docket No. ER05-1168-000.

4             As discussed above, upon Perryville Partners' becoming a public-utility company, Cleco Midstream, its indirect parent company, will also claim an exemption under Section 3(a)(1).  When that occurs and when the Transaction is completed, Cleco Midstream, like Cleco Corp., will be the indirect parent of more than one public-utility company.  To avoid the need to submit an additional application for the same transaction, this application is submitted on behalf of Cleco Midstream as well as Cleco Corp.

Cleco Corp. has the following subsidiaries:

a.           Cleco Power is a limited liability company organized under the laws of the State of Louisiana.  It is an operating electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in portions of north, central, south central and southeast Louisiana.  Cleco Power supplies retail electric service and electric power for resale to approximately 265,000 customers.  Cleco Power also engages in energy management services, a portion of which are conducted in the State of Mississippi.

As of December 31, 2004, Cleco Power owned electric generating facilities with an aggregate net capacity of approximately 1,359 megawatts (MW).  Cleco Power also owned an electric transmission system (69 Kilovolts (kV) and above) of approximately 1,210 circuit miles, including 21 miles of 69 kV lines; 661 miles of 138 kV lines; 461 miles of 230 kV lines; and 67 miles of 500 kV lines, and an electric distribution system of approximately 11,202 circuit miles.  Electric substation capacity associated with the above-described electric system consisted of 222 distribution substations with a total installed transformer capacity of 1,901 Megavolts - ampere (MVA) and 70 transmission substations with a total installed transformer capacity of 9,103 MVA.  The electric generating stations and substations, transmission and distribution systems, general office building, central warehouse, regional customer service offices/centers, and call center are all located in Louisiana.  Cleco Power does not own any properties for the production, transmission or distribution of natural gas or manufactured gas.

b.          Cleco Midstream, a wholly owned  subsidiary of Cleco Corp., is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with its subsidiaries engaged in wholesale generation project development, exempt wholesale generation, natural gas pipeline operations, and generation facilities operations and maintenance.

c.           Perryville Holdings, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company. Its subsidiary, Perryville Partners, is an EWG.  On January 28, 2004, Perryville Holdings and Perryville Partners filed voluntary petitions in the U.S. Bankruptcy Court for the Western District of Louisiana in Alexandria for protection under Chapter 11 of the U.S. Bankruptcy Code.

d.          Perryville Partners is a limited liability company organized under the laws of the State of Delaware.  At present it is an EWG; upon its sale of the Perryville generating plant to Entergy LA, it will be an electric utility company that provides interconnection service in Louisiana.

e.           Acadia Power Holdings LLC (Acadia Holdings), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company that owns a 50% interest in Acadia Power Partners LLC (Acadia Partners), which is an EWG.

f.            Acadia Partners Pipeline LLC, a wholly owned subsidiary of Acadia Partners, is organized under the laws of the State of Louisiana and owns an intrastate natural gas pipeline connecting Acadia Partners' natural gas-fired power plant to the interstate natural gas transmission grid.

g.           Cleco Evangeline, LLC (Cleco Evangeline), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and owns a 775-megawatt electric generation facility.  Cleco Evangeline is an EWG.

h.           Acadia Partners, owned 50% by Acadia Holdings, is organized under the laws of the State of Delaware and owns a 1,160-megawatt electric generation facility.  Acadia Partners is an EWG.

i.             Cleco Energy LLC (Cleco Energy), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Texas. Prior to November 2004, Cleco Energy was primarily engaged in the wholesale marketing of natural gas, as well as natural gas production, gathering and transmission.  On September 15, 2004, Cleco Energy completed the sale of its oil and gas production properties and on November 16, 2004 completed the sale of its natural gas pipeline and marketing operations.  Following these transactions, Cleco Energy no longer engages in any active business.

j.            DeSoto Pipeline Company, Inc. (DeSoto Pipeline), a wholly owned subsidiary of Cleco Energy, is incorporated under the laws of the State of Louisiana and historically was engaged in the ownership and operation of intrastate natural gas transmission pipelines.  On November 16, 2004, DeSoto Pipeline sold substantially all of its assets.  Following this transaction, DeSoto Pipeline no longer engages in any active business.

k.          Four Square Production, LLC (Four Square), a wholly owned subsidiary of Cleco Energy, is organized under the laws of the State of Texas and historically was engaged in the ownership and operation of oil and natural gas producing wells.  On September 15, 2004, Four Square sold substantially all of its assets. Following this transaction, Four Square no longer engages in any active business.

l.             Cleco Generation Services LLC, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a services company that provides electric power plant operations and maintenance expertise to the power plants of Cleco Evangeline and Perryville Partners.

m.         Cleco Marketing & Trading LLC (Cleco Marketing), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana. Cleco Marketing does not own or operate facilities for the generation, transmission, or distribution of electric or natural gas energy for sale. Prior to May 2003, Cleco Marketing provided energy management services.  Currently, Cleco Marketing is inactive.

n.           CLE Intrastate Pipeline Company LLC (CLE Pipeline), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana.  CLE Pipeline operates an intrastate natural gas transmission pipeline connecting Cleco Evangeline's natural gas-fired power plant to the interstate natural gas transmission grid.

o.          Cleco Support Group LLC, a wholly owned subsidiary of Cleco Corp., is organized under the laws of the State of Louisiana and provides joint and common administrative support services to Cleco Corp. and its affiliates in the areas of information technology; finance, cash management, accounting and auditing; human resources; corporate communications; project consulting; risk management; strategic and corporate development; legal, ethics and compliance; and other administrative services.  It also provides electric power plant operations, maintenance, and engineering expertise to Cleco Power's, Cleco Evangeline's, Perryville Partners' and Acadia Partners' power plants and potentially to other generation owners, such as utilities, EWGs, rural electric cooperatives, municipal electric systems, and manufacturing industries with plant site generation.

p.          CLE Resources, Inc. (CLE Resources), a wholly owned subsidiary of Cleco, is incorporated under the laws of the State of Delaware.  CLE Resources was established as a vehicle to invest in non-utility ventures, but is currently inactive.

q.          Cleco Innovations LLC, a wholly owned subsidiary of Cleco Corp., is organized under the laws of the State of Louisiana and serves as an intermediary holding company.

r.            Cleco ConnexUs LLC, a wholly owned subsidiary of Cleco Innovations LLC, is organized under the laws of the State of Louisiana and is currently inactive.

s.           Diversified Lands LLC, a wholly owned subsidiary of Cleco Innovations LLC, is organized under the laws of the State of Louisiana and its sole function is to manage and develop real estate property.

t.            UTS, LLC, a wholly owned subsidiary of Cleco Innovations LLC, is organized under the laws of the State of Louisiana and currently is inactive.

u.           STUCO Innovations, Inc., a wholly owned subsidiary of UTS, LLC, is organized under the laws of the State of Alabama and currently is inactive.

ITEM 2.                   FEES, COMMISSIONS AND EXPENSES

It is currently estimated that the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Transaction, will total approximately $30,000, as follows:

Legal fees and expenses	$20,000
Other	$10,000
Total	$30,000

ITEM 3.                   APPLICABLE STATUTORY PROVISIONS

3.1              General Overview of Applicable Statutory Provisions

Section 9(a)(2) of the Act provides that Commission approval under Section 10 of the Act is required for any person to acquire, directly or indirectly, any security of any public-utility company, if such person already is an affiliate, under Section 2(a)(11)(A) of the Act, or will, by virtue of the acquisition, be an affiliate under Section 2(a)(11)(A), of two or more public-utility companies.  The relevant standards for approval of an application under Section 10 are set forth in subsections (b), (c) and (f) thereof.  Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

a.           the acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

b.          in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

c.           the acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

Section 10(f) provides that the Commission:

shall not approve any acquisition . . . unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such

State laws would be detrimental to the carrying out of the provisions of Section 11.

Section 10(c) of the Act provides that, notwithstanding the provision of Section 10(b), the Commission shall not approve:

d.          an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

e.           the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

3.2              Compliance with Standards of Section 10

The Transaction meets all the substantive requirements of subsections (b), (c) and (f) of Section 10 and therefore should be approved.

a.           The Acquisition is Lawful Under Section 8 of the Act and Is Not Detrimental to the Carrying Out of the Provision of Section 11.

Section 10(c)(1) provides that the Commission shall not approve an acquisition that "is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11."  Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the State commission when State law prohibits or requires approval of such acquisition.  By its terms, Section 8 applies only to registered holding companies and is thus not applicable to Cleco Corp., which is exempt under Section 3(a)(1) of the Act, or to Cleco Midstream, which will also similarly be exempt under Section 3(a)(1).  In any event, the Transaction for which approval is sought does not involve any gas utility; hence the Transaction is not unlawful under Section 8.

Approval of the Transaction is not detrimental to the carrying out of the provisions of Section 11, which provides, in subsection (b)(1) thereof, that every registered holding company and its subsidiaries shall limit their operations "to a single integrated public-utility system .. . . "  Section 11(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of Section 11(b)(1)(A)-(C) (the "ABC clauses") are satisfied.5  Like Section 8, Section 11(b)(1) by its terms applies only to

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5              Under the "ABC clauses," a registered holding company can own "one or more" additional integrated public-utility systems if the Commission finds that:  "(A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system; (B) All of such additional systems are located in one State, or in adjoining registered holding companies and therefore does not preclude the acquisition and ownership of an additional electric integrated system by an exempt holding company.

The Commission has previously held that a holding company may acquire additional utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the ABC clauses, provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under Section 3(a) of the Act following the acquisition.  See UniSource Energy Corp., Holding Co. Act Release No. 27706 (August 1, 2003) ("UniSource"), BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998) (citing TUC Holding Company, 53 S.E.C. 101 (1997) and Gaz Metropolitain, Inc., 52 S.E.C. 56 (1994)).  De facto integration exists where the utility systems of the acquiring company and the acquired company overlap or are adjacent to one another, the systems will be coordinated administratively following the proposed acquisition, and the proposed acquisition will allow the systems to compete more effectively without giving rise to any of the abuses that the Act was designed to prevent, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation.  Id.

The Commission has also determined that de facto integration of separate utility systems existed where the service territories of the utility systems were in close proximity to one another.  UniSource; citing Sierra Pacific Resources, et al., Holding Co. Act Release No. 27054 (July 26, 1999) ("Sierra").  In Sierra, following a merger and restructuring, Sierra Pacific Resources became a holding company, with Nevada Power Company and Sierra Pacific Power Company as its electric utility subsidiaries.  Sierra Pacific Power Company and Nevada Power Company are not physically interconnected and would not be jointly dispatched; consequently the Commission held that they do not constitute an electric integrated system within the meaning of Section 2(a)(29)(A).6

However, the Commission found that the de facto integration standard would be satisfied because the two electric utilities would be coordinated operationally and administratively.  The Commission noted that while the service territories of the two subsidiary electric utilities were not contiguous or overlapping, they were "in close proximity to one another."

Similarly, in UniSource the Commission held that there would be de facto integration of the electric system of Tucson Electric Power Company ("TEP"), which operates in and around the City of Tucson, with an additional electric utility system operating in northwest

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States, or in a contiguous foreign country; and (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

6              The distance between the two service territories is approximately 38 miles.  Id. at n.7.

Arizona, which was not contiguous with the TEP system and was located approximately 175 miles from the TEP system.  The Commission noted that the service territory of the additional electric system "is in close proximity to the [TEP] system" and that the service territories of the Primary System and each of the Additional Systems are located entirely within Arizona."7  Finally, in Cleco Corp., the Commission noted that Cleco Corp. will administratively coordinate the activities of its two public-utility company subsidiaries and that there will be de facto integration of the two systems.  It found that the transaction "will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that the Act, including Section 11(b)(1), was intended to prevent."8

In the instant case, following the completion of the Transaction, there will be de facto integration of the Cleco Power, Perryville Partners and Attala systems.  As in Sierra and UniSource, these systems are in close proximity to one another.9  The Transaction clearly falls within the Commission's precedent, since (i) there will be de facto integration of the Attala system with the Cleco Power system and the Perryville Partners system, (ii) Cleco Corp. and Cleco Midstream will be exempt holding companies under Section 3(a)(1) of the Act following completion of the Transaction,10 and (iii) Cleco Corp. will administratively coordinate the

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7               See also AES Corp., Holding Company Act Release No. 27363, (2001) (non-contiguous electric utility systems in close geographical proximity appear to be able to achieve de facto integration).

8               Cleco Corp., supra, at 9.

9               At their closest points, the Cleco Power system and the Perryville system are approximately 185 miles and 130 miles, respectively, from the Attala system.

10             To determine whether a public-utility subsidiary is material, the Commission considers the gross operating revenue of the subsidiary, and also considers the net operating revenue, net utility income, and net utility plant of the subsidiary.  Nipsco Industries, Inc., 53 S.E.C. 1296, Release No. 35-26975 (Feb. 10, 1999).  The Commission usually relies on a comparison of gross revenue.  Id.   As indicated above, Attala's sole business activity will be the provision of interconnection services pursuant to its FERC-filed contract with Entergy Mississippi, and all of its revenues will be derived from the provision of interconnection services to Entergy Mississippi.  It is projected that, on an annual basis, Attala's gross operating revenue, net revenue, and net income will represent 0.16%, 0.16%, and 0.39% of Cleco Corp.'s total gross operating revenue, net revenue, and net income, respectively, based on 2004 data for Cleco Corp.  Attala will represent 7.15% of Cleco Midstream's total gross operating revenue, 7.15% of its net revenue, and 1.42% of its net income.  These percentages are well below the percentages that are required for a public-utility subsidiary to be material,  Id. at n.45.  In Cleco Corp., the Commission noted that upon the loss of its EWG status, it is projected that, on an annual basis, Perryville Partners' gross operating revenue will represent 0.13% of Cleco Corp's total gross operating revenue, based on 2003 data for Cleco Corp.  The Commission found that Perryville Partners will not be a material public-utility subsidiary of Cleco Corp.  Id. at n.9.

                To determine if a company is "predominantly intrastate in character" and operates "substantially in a single State," the Commission considers a variety of quantifiable factors, in particular the combined figures for out-of-state utility operations as a percentage of the pro-forma post-acquisition consolidated system figures.  Id. at n.58.  Except for sales made pursuant to an energy management agreement with Mississippi Delta Energy Agency ("MDEA") entered into in 2003, which take place in Mississippi, all of Cleco Power's retail and wholesale sales of electric energy occur in Louisiana or at the Louisiana border.  In 2004, Cleco Power derived 0.90% of its gross operating activities of Attala, Perryville Partners and Cleco Power.  Moreover, the Transaction will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that the Act, including Section 11(b)(1), was intended to prevent.

b.          The Acquisition Will Serve the Public Interest by Tending Toward the Economical and Efficient Development of an Integrated Public-Utility System.

The economies and efficiencies expected to result from the Transaction are sufficient to satisfy the standards of Section 10(c)(2).  Ownership of Cleco Power, Attala and Perryville Partners by Cleco Corp. will result in economies and savings, in areas such as billing, operations and maintenance, regulatory and other governmental filings and compliance, and general administrative costs.

The Commission has noted that economies and efficiencies that cannot be quantified should be taken into account in this analysis, as "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable."  Centerior Energy Corporation, 49 S.E.C. 472, 480 (1986), citing American Electric Power Company, Inc., 46 S.E.C. 1299, 1322 (1978).  The Commission has also previously held that, where a holding company will be exempt under Section 3(a) of the Act following an acquisition of non-integrating utility assets, it is sufficient for purposes of Section 10(c)(2) to find benefits to one integrated system.  See BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998).

c.           Compliance with Relevant State Law

Section 10(f) of the Act states that the Commission may not approve a proposed acquisition unless it finds that the applicant has complied with all applicable state laws.  Attala's acquisition of interconnection facilities from Central Mississippi is not subject to approval by the Mississippi PSC and does not require any additional state approvals.

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revenue, 0.90% of its net operating revenue, and 0.83% of its net utility income from sales of electricity to MDEA.  The remainder of Cleco Power's income and revenue were derived from Louisiana sales.  All of Cleco Power's net utility plant is located in Louisiana, and Cleco Power is not engaged in the sale of natural or manufactured gas.

                It is projected that, on an annual basis, the combined gross operating revenue, net revenue, and net income of Attala, Perryville Partners and those from Cleco Power's MDEA energy management contract will comprise 1.18%, 1.18%, and 1.43% of Cleco Corp.'s total gross operating revenue, net revenue, and net income, respectively, based on 2004 data for Cleco Corp.  These percentages are far below the levels that the Commission has determined to satisfy this standard.  Id.  Moreover, 99.60% of the utility plant owned by the Cleco Corp. subsidiary utility companies Cleco Power, Attala and Perryville Partners is located in Louisiana.  Similarly, it is projected that, on an annual basis, the combined gross operating revenue, net revenue, and net income of Attala and Perryville Partners will comprise 13.18% of Cleco Midstream's total gross operating revenue, 13.18% of its net revenue, and 2.81% of its net income based on 2004 data for Cleco Midstream.  Accordingly, Cleco Corp. and Cleco Midstream will satisfy the "predominantly intrastate in character" standard for exemption under Section 3(a)(1).

d.          The Acquisition Will Not Tend Towards Interlocking Relations or Concentration of Control of Public-Utility Companies that is Detrimental to the Public Interest or Interest of Investors or Consumers.

(i)                  Interlocking Relationships.   The acquisition of the interconnection facilities used to connect the Attala Generating Plant to the grid does not result in any increase in interlocking relations or concentration of control of public-utility companies.

(ii)                Concentration of Control.  For the same reason described in (i), the Transaction does not result in any concentration of control of public-utility companies.

(iii)               Economies and Efficiencies.  The Transaction will enable Cleco Corp., Perryville Partners and Attala to achieve administrative efficiencies.  Thus, the transaction will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent.11

e.           The Consideration To Be Paid Is Reasonable and Bears a Fair Relation to the Value of the Utility Assets Underlying the Securities To Be Acquired.

Section 10(b)(2) precludes approval of an acquisition if the consideration to be paid in connection with the transaction, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquired."  The consideration to be paid for the interconnection facilities is $6,905,831, which reflects the depreciated book cost less impairments of these facilities.  This cost will form the basis for the rate that Attala will charge for providing interconnection service.  Thus the requirement of section 10(b)(2) are clearly satisfied.

f.            Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will "unduly complicate the capital structure" or be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the holding company system.  The intent of these requirements is to assure the financial soundness of the holding company system, with particular regard to the proper balance of debt and equity.  The investment of $6,905,831 in Attala will not complicate the capital structure of Cleco Corp. or be detrimental to the above-described interests.

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11            See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties, regulate the rates charged consumers.")

ITEM 4.                   REGULATORY APPROVALS

The Transaction requires the approval of the FERC under Section 203 of the FPA.

ITEM 5.                   PROCEDURE

Applicant requests Commission action by September 30, 2005.  The Division of Investment Management may assist in the preparation of the Commission's decision.  There is no need for a 30 day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.                   EXHIBITS AND FINANCIAL STATEMENTS

6.1 Exhibits
A. Articles of Organization of Attala Transmission, LLC
B. Purchase and Sale Agreement by and between Central Mississippi Generating Company, LLC and Attala Transmission, LLC, dated as of March 16, 2005
C. Not applicable
D.1 Application for Approval for Transfer of Transmission Facilities under Section 203 of the Federal Power Act (filed herewith)
D.-2 FERC Order Authorizing Disposal of Jurisdictional Facilities (filed herewith)
E. Because Attala does not have a service area, Applicants request waiver of the requirement to submit a map showing the interconnection or relationship of the properties of Attala and Cleco Power.
F. Opinion of Counsel (filed herewith)
G. Proposed Form of Federal Register notice

6.2 Financial Statements

FS-1    Consolidated balance sheet and income statement as of and for the fiscal year ended December 31, 2004 (incorporated by reference to Cleco Corp.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, File No. 1-15759).

FS-2    Consolidated balance sheet and income statement as of and for the three months ended March 31, 2005 (incorporated by reference to Cleco Corp.'s Quarterly Report on Form 10-Q for the period ended March 31, 2005, File No.  1-5759).

FS-3 Consolidated balance sheet and income statement as of and for the three and six months ended June 30, 2005 (incorporated by reference to Cleco Corp.'s Quarterly Report on Form 10-Q for the period ended June 30, 2005, File No. 1-5759).

ITEM 7.                   INFORMATION AS TO ENVIRONMENTAL EFFECTS

The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act.  The Transaction will not result in changes in the operation of Cleco Corp. or its subsidiaries that will have an impact on the environment.  No other federal agency has prepared or is preparing an environmental impact statement with respect to the Transaction.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION
By: /s/ R. O'Neal Chadwick, Jr.
Title: Senior Vice President and General Counsel
CLECO MIDSTREAM RESOURCES LLC
By: /s/ Samuel H. Charlton III
Title: Senior Vice President and Chief
Operating Officer